UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year Ended December 31, 2023

MUSIC LICENSING, INC.

(Exact name of Registrant as specified in its charter)

Commission File Number: ____________

Nevada	46-5145215
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203 Naples, FL	34105
(Address of principal executive offices)	(Zip Code)

+18332277683

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

MUSIC LICENSING, INC.

FORM 1-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

i

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report pursuant to Regulation A on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated February 15, 2023, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (link to filing on SEC.gov-https://www.sec.gov/Archives/edgar/data/1671132/000121390023012047/0001213900-23-012047-index.htm).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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ITEM 1. DESCRIPTION OF BUSINESS

Music Licensing, Inc. (“Music Licensing” or “the Company”) is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model. The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corp. There was a change of control in connection with the name change. As HempTech Corp, the Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

On August 15, 2022, the company signed an agreement with Pro Music Licensing, Inc. to acquire from the Shareholders its 1,409,500,000 shares of common stock, including 909,500,000 shares of class a common stock and 500,000,000 shares of class b common stock, which represent all of the issued and outstanding shares of common stock of Pro Music Licensing for 3,500,000,000 shares of common stock, $0.001 par value per share, of Music Licensing Inc.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc. Pro Music which was recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc.

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock were increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc. On December 31, 2022 the company executed a merger agreement in 2022 but are reflecting the accounting for the merger as of December 31, 2022 for simplicity, however exact date calculations may differ but Management does not believe such calculations are or would be material. On Oct 25, 2023, the company has decided through its board of directors’ resolution to lower its authorized shares to 2,000,000,000 shares.

Plan of Operation

The Company is a public performance rights organization representing approximately 2.5 million musical works of songwriters, composers and publishers. The Company collects license fees on behalf of the songwriters, composers and publishers with whom it is affiliated and then distributes 100% of the license fees as royalties to those songwriters, composers and publishers whose musical works have been publicly performed. The Company’s repertory is presently accessible by download at https://promusicrights.com. Separately, even though the Company provides its songwriters, composers and publishers 100% of the royalties attributable to the public performance of their musical works, the Company generates revenue from monthly or annual license fees, including on a per-location basis, to its customers for the public performance of musical works in its repertory. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company has a number of reputable artists in its repertory including, OG Maco, best known for his 2014 debut single “U Guessed It,” which went viral and peaked at number 90 on the U.S. Billboard Hot 100. The Company has entered into agreements granting it the right to license the public performance rights in an approximate 2.5 million copyrighted musical works, which include, for example, musical works featuring notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBaggYo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Rich The Kid, Young Dolph, Trinidad James and Fall Out Boy.

The Company requires its songwriters, composers and publishers to enter into written agreements granting the Company the right and license to publicly performance their respective copyrighted musical works. Under the approximate 3,714 agreements with the Company, such songwriter, composer and/or publisher has granted the Company the right to license non-dramatic public performances of their respective musical works, along with the rights and remedies to enforce the copyrights to such musical works. The period of those agreements is for an initial two-year period with successive two-year additional periods unless terminated prior to the then-applicable term with not more than six (6) months or less than three (3) months written notice. The Company is obligated to distribute one hundred percent (100%) of all per-use royalties collected (not including blanket licenses) less any third-party processing fees.

Although the Company’s songwriters, composers and publishers grant the Company the right and license to publicly performance their respective copyrighted musical works, such musical works may be subject to prior agreements with other performance rights organizations, such as Broadcast Music, Inc., American Society of Composers, Authors, and Publishers, Society of European Stage Actors and Composers, and Global Music Rights, LLC. Because such other agreements may not have been terminated, or may not have been properly terminated, such other performance rights organization may continue to claim rights with respect to the musical works that are now subject to written agreement with the Company. Additionally, such other agreements may have granted such other performance rights organizations with the continuing right to administer licenses and collect royalties with respect to the musical works that are not subject to written agreement with the Company.

Intellectual Property

The Company’s License Agreements with Customers for the Public Performance of Musical Works in its Repertory

The Company has entered into written “Business License Agreements” with approximately 617 customers granting them a nonexclusive right and license to publicly perform the musical works of its songwriters, composers and publishers in the Company’s repertory. Of the approximate 2.5 million musical works in the Company’s repertory, approximately 2.2 million are musical works owned by Mr. Noch. The licensing of these approximately 2.2 million musical works with the Company was made pursuant to the Company’s form business licensing agreement (the “Business Licensing Agreement(s)”) The Business License Agreements are designed to encompass the entirety of the songwriter’s, composer’s or publisher’s writer share and publisher share on each of their respective musical compositions. For example, if a songwriter holds 10% of the writer share of a musical composition in 50 musical compositions, then the Business License Agreement is designed for the Company to represent such songwriter’s 10% interest of the writer share for such compositions. The period of those agreements is for an initial term of five (5) years, which term automatically renews for successive one (1) year periods unless either party gives notice of termination no later than ninety (90) days prior to the end of the then-current term. The Company’s Business License Agreements with songwriters, composers and publishers encompass the entirety of their public performance rights in musical works. Such agreements are not generally entered on a song-by-song basis with artists, as the artists generally lack ownership of the public performance rights in and to the musical works except to the extent such artist is a songwriter, composer or publisher of such musical work. Nor does the Company generally enter into such agreements with the individual or group producing the musical work, except to the extent such individual or group is a songwriter, composer or publisher of such musical work.

The Company charges the license fee to customers and the following usage fees (i.e., royalties) for the public performance of musical works in its repertory: A base licensing fee of $50.00 per month for each business location, which fee shall increase every January 1 thereafter at a rate of 2.5% annually. Additionally, a per usage fee for each public performance of the musical works in the Company’s repertory is charged based on $0.00005 per usage for every 1% of a work registered with the Company representing a total of 100% publisher and 100% writer share for a maximum of 200%. Such fee shall increase on a yearly basis every January 1st at 2.5% annually, rounded highest to the nearest $0.01, for example:

EXAMPLE USAGE FEE TABLE

Ownership of Musical Work	Usages	Total Usage Fee	Base License Fee Per Business Location	Total Fee Per Month
1% Ownership of Publisher and Writer share	1,000,000	$100.00	50.00	150.00
50% Ownership of Publisher and Writer share	1,000,000	$5,000.00	50.00	5,050.00
100% Ownership of Publisher and Writer Share	1,000,000	$10,000.00	50.00	10,050.00

With respect to the above table, if a composer holds a 1% interest of the publisher share and a 1% interest of the writer share then, based on 1,000,000 usages of the work over which the composer holds such 1% interest, the composer would receive a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the writer share and a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the publisher share, for a total royalty payment of $100.00.

Market Information

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, satellite audio services, nightclubs, restaurants, bars and other venues, digital jukeboxes, and live concerts.

The Company relies significantly on songwriters, composers and publishers to enter into agreements with the Company, so that the Company has musical works to license on their behalf. The Company’s revenue model is heavily dependent on securing musical works to license on behalf of songwriters, composers and publishers, and then licensing those musical works to its downstream customers, such as digital streaming services and radio stations. All payments are processed utilizing checks, wires and ACH through financial institutions. While, the Company presently does not engage in credit card processing, it may explore other options to collect payments.

As an early-stage performing rights organization, the Company is working to grow its market share and provide an alternative solution to the existing business model of the other performance rights organizations. The Company will rely heavily on organic marketing through digital channels. The Company also has available an automated, transparent music licensing dashboard and reporting system, which is expected to facilitate additional licensing and transactional revenue. As part of the rollout of such dashboard and system, the Company has lowered the monthly music licensing fee to $50.00 per month per location/service which is in addition to the fees payable for using the musical works in its repertory.

Employees

As of the date of this report, the Company has one (1) full-time employee and no part-time employees. None of the Company’s employees are represented by a labor union or covered by a collective bargaining agreement.

Legal Proceedings

See below.

Declaratory Judgement: April 9, 2018

On April 9, 2018, the Company appeared for a hearing which was held before the Twelfth Circuit Court in Desoto County, Florida for the purposes of obtaining a judicial declaratory judgment as to the Company’s status under the Securities laws for Rule 144 determination, as to whether the Company has ever been a “Shell” Company under the Securities Laws. Pursuant to Chapter 86 of the Florida Statutes, the Company had filed the declaratory action so the Court could determine whether the Company had ever met the definition of being a shell company under Rule 405 of the Securities Act. The Company found this necessary so that all shareholders would be able to utilize Rule 144 for exemption from registration.

At the hearing, the Court received evidence including corporate history, financials, SEC filings, and other historical evidence, as well as relevant testimony. The Court entered an Order in the matter finding that the Company was not currently, nor had it ever been a shell company for purposes of Rule 144 exemption from registration.

The Order of the Court as filed in the Twelfth Circuit Court of Florida, Desoto County under case number 2018-CA-00133 is attached as Exhibit 16A.

Arbitration: Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. vs. OTC Link LLC

On November 23, 2022 the Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. submitted an arbitration claim with FINRA against OTC Link LLC for damages in the amount of $386,574,108.25 from claims arising out of (1) breach of contract; (2) Negligence; (3) negligent supervision; and, (4) negligent misrepresentation. No resolution has arisen for this matter as of the date of this Offering Circular.

The claimants’ breach of contract claim alleges the following: Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. and OTC Link LLC had a contractual relationship. OTC Link LLC reviewed the Pro Music Rights proposed reverse merger, whereby Company would trade through OTC Link LLC under the symbol NUVG on the Pink sheets market. OTC Link LLC reviewed the proposed transaction, and financials for NUVG and Company. OTC Link LLC approved the reverse merger and allowed Company to begin trading in August. OTC Link LLC subsequently breached that agreement by removing Company from the Pink sheets market for reasons that existed prior to OTC Link LLC’s approval of Company for trading.

The Company’s negligence claim alleges the following:  OTC Link LLC had a duty to follow and abide by the rules and the guidelines of FINRA, SEC, and its own compliance manuals. These rules and guidelines establish the industry standard of care. For years OTC Link LLC carelessly permitted NUVG stock to trade on its platform with inadequate financials, albeit while OTC Link LLC listed NUVG as compliant. In addition, Company paid OTC Link LLC for listing approval months prior to OTC Link LLC’s unilateral removal of Company from the Pink sheet platform. OTC Link LLC was negligent in its approval of the proposed reverse merger. In addition, OTC Link LLC has been negligent in ignorantly listing NUVG as shell risk company despite countless evidence to the contrary. OTC Link LLC and its affiliates misconduct has caused foreseeable damages to the Company. OTC Link LLC’s breach constitutes gross negligence. OTC Link LLC’s breaches of its duties are the proximate cause of Company’ damages.

The Company’s negligent supervision claim alleges the following:  Securities laws impose a duty upon OTC Link LLC to properly and reasonably supervise its representatives according to the general and statutory standard of care. In addition OTC Link LLC by virtue of its superior knowledge, judgment, and skill in the financial markets owed Company a duty to properly and reasonably supervise its representatives who reviewed the proposed reverse merger. OTC Link LLC also failed in supervising employees that wrongfully listed NUVG as a shell risk company. Company suffered damages as a result of OTC Link LLC’s failure to supervise its employees.

The Company’s negligent misrepresentation claim alleges the following:   Securities laws impose a duty upon OTC Link LLC to only list securities for trading on the OTC markets that meet industry disclosure requirements. OTC Link LLC failed in this regard. NUVG was deficient in its audited financials for approximately 5 years, while OTC Link LLC allowed NUVG to trade. OTC Link LLC continuously represented to the market that NUVG’s financial filings were up to date. In addition, OTC Link LLC and its affiliates continue to list NUVG as a shell risk company despite evidence to the contrary. Company has suffered significant damages as a result of OTC Link LLC’s misconduct.

Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. has suffered damages principally as a result of a diminution of its valuation, among other ways. The effect of OTC Link LLC’s actions rendered Company’s stock on the essentially non-tradable on the OTC markets. Because  of this effect, the Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. (and therefore the Company, through Pro Music Rights) is seeking damages equal to the value of the Company prior to the wrongful actions of OTC Link LLC. These actions occurred on September 28, 2022 when the Company’s Shares were put on the OTC Expert markets. The Damages sought are equal to the capital contribution of Jake P. Noch Family Office, LLC as of September 28, 2022.

The damages sought by the Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. are $386,574,108.25. The Company came by this value by determining the total capital contribution for the Company’s outstanding Shares held by Jake P. Noch Family Office prior OTC Link LLC’s actions on September 28, 2022. This is equal to 3,476,410,075 shares transferred to Jake P. Noch Family Office, LLC on August 15, 2022 at $0.11 per share, and 37,900,000 shares transferred to Jake P. Noch Family Office, LLC on July 25, 2022 at $0.11 per share. The total consideration to Jake P. Noch Family Office, LLC was equal to the sought damages of $386,574,108.25.

The Company is currently in a confidential settlement talks and expects to resolve the matter amicably.

Special Characteristics of the Company’s Operations and Competing Products/Procedures

Competition

The Company is the one of several public performance rights organization in the United States, including the following:

-	Broadcast Music, Inc.;

-	American Society of Composers;

-	Authors, and Publishers;

-	Society of European Stage Actors and Composers, and;

-	Global Music Rights, LLC.

Litigation:: Jake P. Noch Family Office, LLC v. Music Licensing Inc.

On November 15, 2023, Jake P. Noch and Jake P. Noch Family, LLC, initiated a declaratory judgment action against Music Licensing, Inc., not as adversaries but seeking to enforce a 3(a)10 Settlement agreement with Music Licensing Inc. This action stems from an employment agreement made on June 25, 2023, where Jake P. Noch was to receive an annual base salary in the form of a convertible note. This note allows for conversion into shares valued at Twelve Million Dollars ($12,000,000) at the time of conversion, remaining valid until this amount is realized. Additionally, the note could include more shares to ensure the equivalent value is received for Noch’s roles as Chief Executive Officer, President, Secretary, and interim Chief Financial Officer at Music Licensing Inc.

A fairness hearing on the terms and conditions of the Settlement Agreement occurred in accordance with Section 3(a)(10) of the U.S. Securities Act of 1933 and Rule 69W-500.014, F.A.C., with no objections presented. The court was informed that the Plaintiffs would utilize the Section 3(a)(10) exemption following the court’s approval of the settlement transaction. Acknowledging the Plaintiffs as creditors with bona fide claims exceeding Twelve Million Dollars ($12,000,000.00) against Music Licensing Inc., the debtor, the court found the settlement of exchanging unrestricted company shares for the Plaintiffs’ claims fair and equitable. The 3(a)10 settlement was recognized as conducted in good faith, without any duress or negative influence, and with full advisement to all parties’ Board of Directors. All individuals entitled to securities in exchange for claims had the opportunity to appear, with the court finding no impediment to this right and confirming that they were properly notified of the hearing. The court, having been fully advised on the matter, recognized and enforced the settlement, dismissing the action without prejudice and retaining jurisdiction to enforce the settlement terms on December 12, 2023.

Pending Declaratory Judgment action against FINRA

On March 2024, the company initiated declaratory judgment in State Court against FINRA to compel FINRA to initiate the reverse stock split accordingly. Due to FINRA’s extensive requests for documents and the urgency of having a reverse stock split within a certain time frame, the Company was compelled to initiate an action to compel FINRA to move forward with the reverse stock split.

On March 2024, a supervisor took over the case to finish the reverse stock split accordingly. Thus, the company decided to pause the case to prevent the application from being compromised. However, if the application does not move forward within the necessary time frame, the Company will be forced to proceed with this pending action.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Item 7 titled “Financial Statements” included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included in the Company’s Offering Circular dated February 15, 2023 (https://www.sec.gov/Archives/edgar/data/1671132/000121390023012047/ea173738-1aa16_music.htm). Our fiscal year end is December 31, and references throughout this prospectus to a given fiscal year are to the 12 months ended on that date.

Overview

Music Licensing, Inc. is a for-profit public performance rights organization representing approximately 2.5 million musical works of songwriters, composers and publishers, many of which originate from Jake P. Noch, the Company’s CEO, and that collects license fees on behalf of the songwriters, composers and publishers with whom it is affiliated and then distributes the license fees as royalties to those songwriters, composers and publishers whose musical works have been publicly performed. The Company’s repertory is presently accessible by download at https://promusicrights.com.

Music Licensing, Inc. is the one of several public performance rights organization in the United States, including Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC, with an estimated 7.4% share of the performance rights market based solely on the approximate 2.5 million musical works in its repertory as compared to the publicly available information of the repertoires of Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC.

The Company has a number of reputable artists in its repertory including, OG Maco, best known for his 2014 debut single “U Guessed It,” which went viral and peaked at number 90 on the U.S. Billboard Hot 100.

The Company has entered into agreements granting it the right to license the public performance rights in an approximate 2.5 million copyrighted musical works, which include, for example, musical works featuring notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBaggYo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Rich The Kid, Young Dolph, Trinidad James and Fall Out Boy.

The Company currently generates revenue by licensing the musical works in its repertory.

Plan of Operations

While we have generated revenue from operations, such revenue does not appear to be recurring and various downstream customers have failed to continue payments under their respective agreements.

The Company has signed Business License Agreements with 617 Customers as of December 31, 2023 to license, on a non-exclusive basis, non-dramatic public performances of their copyrighted musical compositions. After signing the agreements, and based on the agreement terms, the Company issues invoices to its customers for Minimum and Base License Fees and Per Usage Fees based on number of business locations.

Our plan of operation for the 12 months through December 2024 is to continue growing our business in the United States by seeking (i) partnerships to grow our repertory, (ii) songwriters, composers and publishers to contribute musical works to our repertory, and (iii) downstream customers to enter into per location or per service licensing agreements with us. We further intend to seek collection on the outstanding accounts receivable. While the Company intends to minimize its operational expenses, the Company has a good faith belief it can monetize certain accounts receivable. Lastly, in such event, our songwriters, composers and publishers may seek to rescind their grants of public performance licenses or otherwise terminate their agreements with us, substantially impacting the Company’s ability to operate as a going concern.

Our business is to license public performance rights of songwriters, composers and publishers to downstream customers, such as digital streaming services and radio stations. Our primary product and service is our songwriter’s composer’s and publisher’s public performance rights. As stated herein, we have obtained a significant repertory of musical compositions to offer to downstream customers, so that such customers can publicly perform such compositions publicly. While we have generated revenue in 2023, we seek to raise capital in order to scale our business operations. In the past, we have relied on our founder to fund operations. Once we entered into agreements with downstream customers, we began to generate revenue. Yet we continued to incur expenses for advertising and promoting the business, the musical works in our repertory and our songwriters, composers and publishers. We have encountered hesitation by songwriters, composers and publishers to switch performing rights organizations to us in any material numbers, and for downstream customers to enter into licensing agreements with us. We continue to believe that our royalty-payment model will prevail and songwriters, composers and publishers will perceive the added value in our offering to payout the entirety of royalties.

The Company’s License Agreements with Customers for the Public Performance of Musical Works in its Repertory

We have entered into written “Business License Agreements” with approximately 617 customers granting them a nonexclusive right and license to publicly perform the musical works of our songwriters, composers and publishers in our repertory. Of the approximate 2.5 million musical works in our repertory, approximately 2.2 million are musical works of Mr. Noch. The Business License Agreements are designed to encompass the entirety of the songwriter’s, composer’s or publisher’s writer share and publisher share on each of their respective musical compositions. For example, if a songwriter holds 10% of the writer share of a musical composition in 50 musical compositions, then the Business License Agreement is designed for Pro Music Rights to represent such songwriter’s 10% interest of the writer share for such compositions. The period of those agreements is for an initial term of five (5) years, which term automatically renews for successive one (1) year periods unless either party gives notice of termination no later than ninety (90) days prior to the end of the then-current term. Our Business License Agreements with our songwriters, composers and publishers encompass the entirety of their public performance rights in musical works. Such agreements are not generally entered on a song-by-song basis with artists, as the artists generally lack ownership of the public performance rights in and to the musical works except to the extent such artist is a songwriter, composer or publisher of such musical work. Nor do we generally enter into such agreements with the individual or group producing the musical work, except to the extent such individual or group is a songwriter, composer or publisher of such musical work.

We charge the following license fee to our customers and the following usage fees (i.e., royalties) for the public performance of musical works in our repertory: A base licensing fee of $50.00 per month for each business location, which fee shall increase every January 1 thereafter at a rate of 2.5% annually. Additionally, a per usage fee for each public performance of the musical works in our repertory is charged based on $0.00005 per usage for every 1% of a work registered with Pro Music Rights representing a total of 100% publisher and 100% writer share for a maximum of 200%. Such fee shall increase on a yearly basis every January 1st at 2.5% annually, rounded highest to the nearest $0.01, for example:

Ownership of Musical Work	Usages	Total Usage Fee	Base License Fee Per Business Location	Total Fee Per Month
1% Ownership of Publisher and Writer share	1,000,000	$100.00	$50.00	$150.00
50% Ownership of Publisher and Writer share	1,000,000	$5,000	$50.00	$5,050.00
100% Ownership of Publisher and Writer Share	1,000,000	$10,000.00	$50.00	$10,050.00

With respect to the above table, if a composer holds a 1% interest of the publisher share and a 1% interest of the writer share then, based on 1,000,000 usages of the work over which the composer holds such 1% interest, the composer would receive a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the writer share and a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the publisher share, for a total royalty payment of $100.00.

In general, if our songwriter, composer or publisher does not hold both 100% of the publisher share of a musical work and 100% of the writer share of a musical work, we would nonetheless collect royalties for the public performance of such musical work but only to the extent of the ownership percentage in the public performance rights of such songwriter, composer or publisher of such musical work, as set forth in above. Further, as a general matter, any individual or entity publicly performing a federally copyrighted musical work without a public performance license from the holders of the public performance rights for such musical work could be found liable for copyright infringement, among other claims. Even if our songwriters, composers or publishers own less than 100% of the publisher share and 100% of the writer share of a musical work, we nonetheless charge business license fees for the license granted to us in our Business License Agreement from our songwriters, composers and/or publishers for the musical works.

The Company’s customers are required, on the first of each month, to submit a musical work usage report detailing the usage of each musical work in the Company’s repertory. Such report shall contain the amount of usage and/or streams of which the customer utilized the musical works in our repertory. Upon receiving such report, the Company issues an invoice for the appropriate usage fee to the customer. In the event the customer submits such report later than five days after such reports are due, we charge the customer an additional fee. We collect payment from our customers through WePay, PayPal, checks, wire transfer and ACH. Once payments are collected from such agreements, we retain the monthly or annual fee as revenue and collect the usage fees, which are then distributed as royalties to our songwriters, composers and publishers.

Limited Business History; Need for Additional Capital

There is limited historical financial information about the Company upon which to base an evaluation of our performance. We are an early-stage corporation with limited operations and unsustainable revenues from business operations. We cannot guarantee we will be successful in our business plans. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration and/or development, and possible cost overruns due to price and cost increases in services. We are considering options to negotiate business combinations, mergers or acquisitions. However, there is no guarantee that we will be successful in closing these transactions we are considering. We have a specific business plan and timetable to complete our 12-month plan of operation based on the success of our service to license the public performance of musical works in our repertory to potential customers, such as, for example, television and radio stations; broadcast and cable networks; new media, including the Internet/streaming services and mobile technologies; satellite audio services like XM and Sirius; nightclubs, hotels, bars, restaurants and other venues; digital jukeboxes; and live concerts. Specifically, we have entered into various licensing agreements.

Our inability to raise additional funding may impair our ability to expand our operations, increase revenue, expend resources for advertising and promotion, enter into new licensing agreements and otherwise grow our business.

We will need additional financing to operate our business. We cannot provide investors with any assurance that we will be able to raise sufficient funding to continue or otherwise sustain business operations. We do not currently have any arrangements in place for any future equity financing. Our limited operating history and our lack of significant tangible capital assets makes it unlikely that we will be able to obtain significant debt financing in the near future. If such financing is not available on satisfactory terms, we may be unable to continue or expand our business. Equity financing could result in additional dilution to existing shareholders. We will need to secure financing in the future to continue or otherwise sustain business operations.

Liquidity and Capital Resources

As of December 31, 2022, we had a cash balance of $996. We will need to raise funds to commence our 12-month plan of business operation and fund any ongoing operational expenses. Historically, we have financed our operations and capital expenditures primarily through capital infusion from Jake Noch, our executive officer and director. For clarity, we have not entered into any loan, debt or other financing agreements with Mr. Noch, and we have no obligation to repay Mr. Noch for his capital contributions. Mr. Noch has funded our operations from his personal wealth with a full understanding of the personal financial risk thereof. While Mr. Noch intends to continue providing the Company with capital to fund its operations, there can be no assurance that he will continue to do so in the future, although Mr. Noch is aware that any cessation of his funding our operations will result in a total loss of his investment and the value of his substantial shareholding of the Company. In the future, we may raise additional capital through additional debt or equity financings to support our business, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required, or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.

Use of Estimates

The Company prepares financial statements in conformity with generally accepted accounting principles that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of one year or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents and accounts receivable and accounts payable approximates their carrying amount.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Risk FactorS

Please note that the risk factors mentioned in this Form 1-K, including but not limited to those related to our financial condition, operations, industry, and regulatory environment, are not exhaustive. Other factors not presently known to us or that we currently consider immaterial may also adversely affect our business, financial condition, and results of operations. Consequently, the described risks should not be considered a complete list of potential risks that may impact our company. Furthermore, we may from time to time revise the below risk factors at the company’s discretion.

Risk Factor: Potential Retaliatory Actions by OTC Link / OTC Markets Group

We face the risk of retaliatory actions by the OTC Link / OTC Markets Group, which may adversely affect our ability to provide transparent and accurate information to our shareholders and potential investors. Such actions may include, but are not limited to, the inaccurate representation of our financial statements on our OTC Markets profile, barring our company from utilizing their disclosure and news service, and the false display of a “Shell Risk Warning” on our profile.

Despite obtaining a declaratory judgment confirming that our company has never been a shell company in 2018, there remains a risk that OTC Markets Group & OTC Link may continue to take actions against our company. These actions could potentially harm our reputation, create confusion among investors, and ultimately affect our stock price and market liquidity.

In the event of such retaliatory actions, we may be required to take legal action to protect our interests and maintain the integrity of our public disclosures. The costs associated with such legal proceedings could be significant and could divert our management’s attention and resources, which could further adversely impact our business operations and financial performance.

We continue to monitor our relationship with OTC Link / OTC Markets Group and actively engage with them to ensure compliance with their rules and requirements. However, we cannot guarantee that we will be successful in preventing or mitigating any future retaliatory actions taken by the OTC Link / OTC Markets Group.

Risk Factor: Potential Failure to Successfully List on International Exchanges

Our company is currently in the process of attempting to list its securities on various international exchanges, including the Nigerian Stock Exchange, Nasdaq Stockholm, The Jamaican Stock Exchange, Euronext Amsterdam, Euronext Access France, Euronext Growth France, The Australian Stock Exchange, the London AIM Stock Exchange, the TSX Venture Exchange in Canada, Portfolio Exchange in Spain, and A2X in South Africa. The successful listing on these exchanges is subject to various factors and uncertainties, and there is no guarantee that our efforts will be successful.

The listing process on each of these international exchanges involves meeting specific regulatory, compliance, and financial requirements, as well as addressing potential operational, legal, and market-related risks. Furthermore, the process may also be impacted by macroeconomic factors, geopolitical tensions, and changes in regulations within each jurisdiction, which may significantly hinder or delay our listing efforts.

Failure to successfully list on one or more of these exchanges could limit our access to capital, reduce our liquidity and market exposure, and potentially hinder our growth prospects. Additionally, our inability to list on these international exchanges may negatively impact our reputation, limit potential investor interest, and ultimately affect our overall financial performance.

We are committed to working diligently to meet the requirements and mitigate the risks associated with listing on these international exchanges. However, investors should be aware that there is no assurance that our securities will be listed on these exchanges, and the potential failure to list could have a material adverse effect on our business, financial condition, and results of operations.

Risk Factor: Uncertainty Surrounding the Success of AI-Generated Content Development and Implementation

The Company is in the process of exploring and testing new AI-generated content across various mediums, including but not limited to books, audio books, movies, TV shows, news articles, news videos, and continuous news video live streams. The development and implementation of these AI-generated content initiatives are still in the early stages, and there is no guarantee that they will be successful or generate the anticipated revenues or market acceptance.

The success of these initiatives depends on several factors, including the effectiveness and reliability of the AI technology used, the ability to protect and enforce intellectual property rights, and the ability to comply with applicable laws and regulations. In addition, the Company faces competition from other content providers and AI technology developers, which may impede our ability to establish a strong market presence or achieve the desired level of success.

If the Company’s AI-generated content initiatives do not achieve the expected results, the Company may need to reevaluate its strategy, make significant changes, or discontinue these initiatives altogether. Any such adjustments could have a material adverse effect on the Company’s business, financial condition, and operating results. Furthermore, failure to successfully develop and implement AI-generated content may harm the Company’s reputation and could result in the loss of customers, partners, or investors, which may materially and adversely affect the Company’s prospects and financial performance.

Risk Factor: Uncertainty Surrounding the risk of Dilution

Music Licensing Inc. acknowledges that current and potential investors face significant uncertainty related to the risk of dilution. Dilution represents a reduction in the ownership percentage of a shareholding due to the issuance of more shares. For investors in Music Licensing Inc., dilution may occur through various corporate actions, including but not limited to the issuance of additional shares to raise capital, the exercise of convertible securities, and the execution of stock-based compensation plans or by corporate action of a reverse stock split. As Music Licensing Inc. continue to grow and require more capital to fund our operations, expansions, and potential acquisitions, the company may decide to issue additional shares, thereby diluting the ownership interests of our current shareholders.

The issuance of a substantial number of additional shares could severely dilute the interests of existing shareholders. Moreover, the dilution may result in a significant reduction in the per-share value of Music Licensing Inc., which could adversely affect the market price of our shares. Potential investors should be aware that if they invest in our company, their ownership interest could be diluted in the future due to the issuance of additional shares, which is a common practice for companies seeking to grow and expand their operations.

Furthermore, dilution may also result in a loss of influence over corporate matters for existing shareholders. As the number of shares increases, each share represents a smaller ownership percentage of the company, which means that the ability of individual shareholders to influence corporate matters, including the election of directors and approval of significant corporate transactions, could be diminished. This reduction in influence could be particularly concerning for minority shareholders, who may find their voting power significantly reduced as a result of dilution.

Investors should also consider the implications of dilutive issuances on the company’s ability to attract future investments. The perception of an increased risk of dilution may make it more challenging for Music Licensing Inc. to raise additional funds through equity financings since potential investors may be wary of the potential for future dilution of their ownership interests. This perception could limit our flexibility in obtaining additional capital and might compel us to seek alternative financing methods that may not be as favorable to the company.

Risk Factor: Uncertainty of timing of the reverse stock splits action initiated by Music Licensing Inc.

Reverse stock splits are corporate actions taken to consolidate the number of existing shares of stock into fewer, proportionally more valuable shares. Although this action does not inherently affect the company’s market capitalization, it often leads to substantial shifts in investor perception and market dynamics.

The precise timing of such reverse stock splits initiated by Music Licensing Inc. is fraught with uncertainty, which can lead to considerable market speculation and volatility. Investors might find it challenging to predict the company’s stock performance or strategic direction, given the unpredictability of when these reverse splits will occur and how they will be executed. This unpredictability can deter potential investors, who prefer stability and predictability in their investment decisions, from investing in the company.

Furthermore, the uncertainty of the timing of reverse stock splits can significantly impact shareholder value. Following a reverse stock split, the reduced number of shares available can lead to decreased liquidity in the market. This decrease in liquidity can make it more difficult for shareholders to buy or sell significant quantities of shares without influencing the stock price, potentially leading to wider bid-ask spreads and less favorable trading conditions.

Additionally, investor sentiment regarding reverse stock splits is often mixed, with some viewing it as a positive step towards meeting compliance with stock exchange listing requirements or as an effort to attract a more institutional investor base. In contrast, others may view it as a sign of trouble or a lack of options to improve the company’s underlying fundamentals. This dichotomy in perception can lead to increased volatility in the company’s stock price as investors react to the announcement and implementation of reverse stock splits.

Investors considering an investment in Music Licensing Inc. should weigh the implications of potential reverse stock splits, including the uncertainty of their timing and the potential effects on stock liquidity and market perception. While reverse stock splits can be a tool for companies to improve their standing with exchanges and appeal to a broader investor base, the unpredictability surrounding their timing and execution adds a layer of risk that must be carefully evaluated.

Risk Factor: Music Licensing Inc. seeking a potential buyback program.

The contemplation of a potential buyback program by Music Licensing Inc. introduces a nuanced risk factor for current and prospective shareholders. Share buyback programs, where a company repurchases its own shares from the marketplace, can signal to the market a self-assessment of undervaluation or a surplus of capital that the company chooses to return to shareholders. However, the implications of such programs are multifaceted and warrant a thorough examination.

Firstly, the announcement of a potential buyback program by Music Licensing Inc. could lead to speculative trading, influencing stock price volatility. Investors might interpret the buyback as a positive indicator of the company’s financial health and future prospects, potentially leading to a short-term increase in stock price. Conversely, skepticism about the motives behind the buyback, such as an attempt to artificially inflate stock prices or earnings per share, could lead to negative market reactions.

Moreover, the execution of a buyback program depends on the company’s financial stability and liquidity. Allocating significant resources to repurchase shares reduces the capital available for other strategic investments or operational needs. This prioritization can be particularly concerning if Music Licensing Inc. faces unforeseen financial challenges or opportunities that require substantial capital outlay. The decision to allocate funds towards a buyback program instead of investment in growth or innovation can be a contentious strategy, potentially stifling long-term value creation.

Another consideration is the impact on shareholder composition. Buyback programs can lead to a concentration of ownership, where remaining shares are held by a smaller group of investors. This concentration can alter the dynamics of shareholder voting, potentially leading to changes in control or influence over corporate decisions. For minority shareholders, this shift could mean reduced influence over corporate governance matters.

Additionally, the timing and scale of the buyback program bear risks. If Music Licensing Inc. initiates a buyback at a time when its stock is perceived to be overvalued, the company risks overpaying for its own shares, leading to a suboptimal use of capital. Conversely, buybacks during undervalued periods can be beneficial for remaining shareholders but might signal to the market a lack of alternative investment opportunities or a defensive posture against takeover attempts.

Investors should consider the various outcomes and implications of Music Licensing Inc.’s potential buyback program. While it can be a sign of strength and shareholder-centric decision-making, the strategic rationale, timing, and execution of such a program are critical factors that can significantly influence investor sentiment and the company’s financial trajectory.

Risk Factor: Risk of misinformation about Music Licensing Inc.

The risk of misinformation about Music Licensing Inc. stands as a critical concern for the company, its shareholders, and potential investors. In today’s digital age, where information can spread rapidly across various media platforms, the potential for misinformation or inaccuracies to circulate can significantly impact the company’s reputation, stock price, and investor confidence.

Misinformation can originate from multiple sources, including unauthorized or unofficial company announcements, speculative news articles, social media rumors, or misinterpretations of official company statements. Such inaccuracies might pertain to the company’s financial health, strategic initiatives, legal challenges, or changes in leadership. Regardless of the subject matter, misinformation can lead to confusion and distrust among the investor community, potentially causing volatile stock price movements as investors react to unfounded rumors or incorrect data.

For Music Licensing Inc., combating misinformation requires a proactive and transparent communication strategy. However, despite best efforts, completely controlling the narrative in the public domain is challenging. The company’s response to misinformation, including the speed and clarity of communication, can mitigate or exacerbate the situation. Delays in addressing inaccuracies or issuing clarifications can allow misinformation to gain traction, leading to prolonged periods of uncertainty and speculation.

Furthermore, the legal and regulatory implications of misinformation can pose additional risks. For instance, if misinformation leads to significant stock price movements, regulatory bodies may scrutinize the company’s disclosure practices and information control mechanisms. Such investigations, even if they eventually clear the company of any wrongdoing, can be costly, time-consuming, and damaging to the company’s reputation.

The risk of misinformation also affects investor relations. Maintaining investor confidence is paramount for any publicly traded company. Frequent instances of misinformation can erode trust in the company’s management and its ability to accurately communicate its performance and strategic direction. Over time, this erosion of trust can lead to a more skeptical investor base, potentially impacting the company’s ability to raise capital or maintain its stock price stability.

Investors considering a stake in Music Licensing Inc. should be aware of the risk posed by misinformation. They should rely on verified information sources, such as official company releases, SEC filings, and reputable news outlets, when making investment decisions. Meanwhile, Music Licensing Inc. must prioritize accurate, timely, and transparent communication to safeguard against the adverse effects of misinformation on its stakeholder relationships and market performance.

Risk Factor: Uncertainty of FINRA’s decision of the reverse stock split due to pending legal action against FINRA

The risk associated with the uncertainty of FINRA’s (Financial Industry Regulatory Authority) decision regarding the proposed reverse stock split by Music Licensing Inc., particularly in light of pending legal action against FINRA, represents a significant concern for stakeholders. The decision by FINRA on such corporate actions is critical for their execution and can have profound implications on the company’s stock liquidity, market perception, and shareholder equity. However, the overlay of pending legal disputes with FINRA introduces a layer of unpredictability and potential delay that can exacerbate these concerns.

Legal actions against regulatory bodies like FINRA are complex and can be protracted, involving extensive deliberations and legal proceedings. Such disputes can influence the timing and outcome of regulatory decisions, including approvals for actions like reverse stock splits. For Music Licensing Inc., this means navigating a period of pronounced uncertainty, during which strategic planning and corporate maneuvering may be hindered by the lack of clarity regarding the reverse stock split’s approval.

This uncertainty can lead to speculative market behavior, where investors may react to perceived risks or delays associated with the pending legal action and its potential to impact FINRA’s decision. Such speculation can induce volatility in Music Licensing Inc.’s stock price, affecting investor confidence and potentially detracting from the company’s market valuation.

Moreover, the delay or unfavorable resolution of the legal action against FINRA could result in additional regulatory scrutiny of Music Licensing Inc. This scrutiny might extend beyond the immediate context of the reverse stock split, encompassing broader aspects of the company’s governance, compliance practices, and financial disclosures. The heightened regulatory oversight could impose operational constraints, necessitate legal and compliance expenditures, and divert management’s attention from core business activities.

Investors and shareholders of Music Licensing Inc. must consider the implications of this uncertainty on their investment decisions. The pending legal action against FINRA and its impact on the approval process for the reverse stock split introduces a risk factor that could influence the company’s future operational flexibility, stock market performance, and overall strategic direction.

As Music Licensing Inc. navigates this complex legal and regulatory landscape, it is imperative for the company to maintain transparent and frequent communication with its shareholders and the investment community. Providing updates on the progress and outcomes of the legal proceedings, as well as on any implications for the proposed reverse stock split, will be crucial in managing investor expectations and maintaining trust during this uncertain period.

Risk Factor: Risk of possible litigation against the Jamaican Stock Exchange and Arbitration against Jamaica

The potential for litigation against the Jamaican Stock Exchange and arbitration proceedings against Jamaica introduces a considerable risk factor for Music Licensing Inc. and its stakeholders. Legal disputes in international jurisdictions, such as Jamaica, often entail complex legal, regulatory, and diplomatic considerations, which can significantly impact the company’s operations, financial standing, and strategic objectives.

Engaging in litigation against the Jamaican Stock Exchange carries inherent risks related to the predictability of legal outcomes in a foreign jurisdiction. The nuances of Jamaican law, coupled with the intricacies of stock exchange regulations, can lead to prolonged legal battles that may drain resources, divert management focus from core business activities, and potentially tarnish the company’s reputation. Furthermore, such litigation can disrupt the company’s current and future operations within the region, affecting its market access, strategic partnerships, and expansion plans.

Arbitration proceedings against Jamaica add another layer of complexity. Arbitration, while offering a potentially quicker resolution than traditional litigation, involves its own set of challenges, including the selection of arbitrators, the determination of applicable laws, and the enforcement of arbitration awards. These proceedings can strain diplomatic and business relations with the host country, impacting not only the specific matter at hand but also broader aspects of the company’s engagement in Jamaica and potentially in other jurisdictions.

Moreover, the risk of possible litigation and arbitration in an international context such as this may lead to increased scrutiny from regulators, investors, and partners. It can influence investor perception, affecting stock price volatility and shareholder value. The uncertainty associated with the outcome of these legal actions and their potential financial implications can deter investment and complicate fundraising efforts, impacting Music Licensing Inc.’s liquidity and capital allocation strategies.

Risk Factor: Risk of volatility due to unpredictable market changes and other factors

The exposure to market volatility represents a substantial risk factor for Music Licensing Inc., impacting both its operational framework and investment appeal. Market volatility refers to the degree of variation in the price of the company’s shares over a given period, often indicative of the market’s uncertainty or the company’s financial health. For Music Licensing Inc., this volatility can stem from a variety of sources, including economic indicators, industry trends, regulatory changes, and broader market sentiments, which can significantly influence investor behavior and the company’s stock performance.

High levels of volatility can lead to a challenging environment for Music Licensing Inc., where strategic planning becomes cumbersome due to the unpredictable nature of stock price movements. This unpredictability can deter potential investors, who may seek more stable investment opportunities, and can cause existing investors to reconsider their holdings, potentially leading to increased sell-off pressures. Such conditions not only affect the company’s market capitalization but also its ability to raise new capital through equity offerings, as fluctuating stock prices can diminish the attractiveness of such financial instruments to potential investors.

Furthermore, market volatility can trigger stringent regulatory scrutiny, especially if drastic price movements are perceived to result from speculative trading or the dissemination of material non-public information. The company might then be compelled to allocate additional resources towards ensuring compliance with regulatory demands, diverting attention and funds from core operational activities.

For Music Licensing Inc., the risk of market volatility is also closely tied to its industry’s performance. The music licensing sector can be particularly susceptible to shifts in consumer preferences, technological advancements, and legal landscapes governing copyright and royalty agreements. Changes in any of these areas can rapidly alter the competitive dynamics and economic prospects of the industry, thereby influencing the company’s stock volatility.

Risk Factor: Risk of Liquidity

The risk of liquidity is a critical concern for Music Licensing Inc., as it directly impacts the company’s ability to meet its short-term obligations and sustain operations. Liquidity risk refers to the potential difficulty in converting assets into cash without significant loss in value, which can arise from mismatches in the timing of cash inflows and outflows. For Music Licensing Inc., managing this risk is essential to ensuring operational continuity, financial stability, and investor confidence.

A liquidity shortfall can stem from various scenarios, including delayed receivables, unexpected operational expenses, or a sudden need to settle liabilities. Such situations may force the company to liquidate assets at unfavorable prices or seek external financing under less-than-optimal terms. In extreme cases, inadequate liquidity can lead to operational disruptions, affecting the company’s ability to fulfill its commitments to clients and partners and potentially tarnishing its market reputation.

For Music Licensing Inc., operating within the dynamic and competitive landscape of the music licensing industry, liquidity risk is further magnified by the cyclical nature of revenue streams and the potential for legal disputes over copyright and royalties. These industry-specific challenges require the company to maintain a prudent level of liquid assets and have access to flexible financing options to navigate periods of financial stress.

Risk Factor: Risk of pending collection lawsuit that Music Licensing is currently seeking.

The pending collection lawsuit that Music Licensing Inc. is currently facing represents a substantial risk factor, highlighting the legal and financial uncertainties that could adversely impact the company’s operations, financial health, and reputation. This lawsuit not only threatens to impose significant financial liabilities on the company but also casts a shadow over its business practices and financial stability, potentially affecting stakeholder confidence and investment decisions.

Firstly, the nature of a collection lawsuit suggests that Music Licensing Inc. may be compelled to fulfill substantial monetary claims that could strain its liquidity and financial reserves. Depending on the lawsuit’s outcome, the company might face judgments requiring the payment of damages, legal fees, and other related costs. Such financial outflows can deplete the company’s resources, diverting funds from strategic investments or operational needs, and ultimately affecting its growth prospects and market position.

Moreover, legal disputes of this nature often involve lengthy and complex legal proceedings, which can result in significant legal expenses and divert management’s attention away from core business activities. The uncertainty surrounding the lawsuit’s resolution timeline further complicates strategic planning and operational efficiency, as the company must allocate resources to address the legal challenge while continuing its day-to-day operations.

The lawsuit also carries potential reputational risks for Music Licensing Inc. Public knowledge of the lawsuit, especially if it relates to the company’s core business practices, could harm its reputation among customers, partners, and the broader industry. Negative publicity could erode trust in the company, impacting client relationships and potentially leading to a loss of business opportunities. For a company operating in the music licensing industry, where relationships with artists, publishers, and distribution platforms are crucial, reputational damage could have long-term implications for its competitive edge and market share.

Furthermore, the pending lawsuit may affect Music Licensing Inc.’s relationships with financial institutions and investors. Creditors and investors closely monitor legal risks and their potential impact on a company’s financial position and risk profile. Increased legal risks could lead to more stringent borrowing terms, higher interest rates, or difficulties in accessing capital markets, affecting the company’s ability to finance its operations and growth initiatives effectively.

Risk Factor: The Company may not recuperate all the debts that it is owed.

If the company is unable to successfully recover a significant portion of the outstanding amounts owed to it, a revision of the financial statements might be necessary. Such a situation implies that the expected cash flows, previously recognized as receivables, may not materialize, leading to a reassessment of the company’s financial position. The potential inability to collect on these receivables may necessitate writing off these amounts as bad debts, directly affecting the company’s net income and potentially altering stakeholder perceptions of the company’s profitability and financial stability.

Risk Factors

1.	Dependence on the Successful Launch and Operation of the Music Distribution and Publishing Administration Services

Pro Music Rights, Inc. (“the Company”) plans to launch a Music Distribution Service and a Publishing Administration Service as part of its strategic growth initiative. The successful implementation and operation of these services are subject to a variety of risks and uncertainties, which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company’s ability to successfully launch and operate these services is dependent on several factors, including, but not limited to:

a.	The development and implementation of effective technology platforms that can adequately handle the scale and complexity of the proposed services;

b.	The ability to attract and retain key personnel with the requisite skills and experience in the music distribution and publishing administration sectors;

c.	The establishment and maintenance of strong relationships with industry stakeholders, including artists, record labels, music publishers, digital service providers, and other strategic partners;

d.	The ability to effectively compete with existing and emerging competitors in the highly competitive music distribution and publishing administration market;

e.	The successful negotiation of favorable agreements and contracts with third-party service providers, which may be subject to fluctuations in market conditions and other external factors;

f.	Compliance with applicable laws, regulations, and industry standards, including those related to intellectual property rights, data privacy, and security;

g.	The ability to protect the Company’s proprietary technology and intellectual property rights against unauthorized use, infringement, or misappropriation; and

h.	The ongoing management of risks associated with cybersecurity, system failures, and disruptions.

There can be no assurance that the Company will be able to successfully launch and operate the Music Distribution Service and Publishing Administration Service or that these services will generate the anticipated revenue or profits for the Company. Failure to successfully launch or operate these services, or the occurrence of any of the risks and uncertainties described above, could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Risk Related to Management - Dyslexia, Dysgraphia, Dyscalculia, and Attention Deficit Disorder of Our CEO & Chairman

Our CEO and Chairman, Mr. Jake P. Noch, has been diagnosed with dyslexia, dysgraphia, dyscalculia, and Attention Deficit Disorder (ADD). Dyslexia is a learning disorder that can affect reading, writing, and spelling abilities. Dysgraphia is a condition that impairs an individual’s writing skills, including issues with grammar, punctuation, and organization. Dyscalculia is a mathematical learning disability that can impact an individual’s ability to understand and process numerical information. ADD is a neurodevelopmental disorder characterized by difficulties in focusing, organizing, and completing tasks.

These conditions may pose potential risks to our company’s regulatory compliance and overall performance, as they could result in unforeseen errors or misunderstandings related to our financial reporting, disclosure requirements, and other compliance obligations. Although we have implemented measures to mitigate these risks, such as assigning additional personnel to review and verify our compliance-related documentation and providing Mr. Noch with appropriate accommodations and support, there can be no assurance that these measures will be sufficient to prevent errors or omissions caused by these disabilities.

In the event that our CEO and Chairman’s disabilities result in non-compliance with applicable laws, regulations, or reporting requirements, our company could face regulatory actions, fines, penalties, or other negative consequences, which could have a material adverse effect on our business, financial condition, and results of operations.

Risk Factor: Potential Retaliatory Action by OTC Markets Group / OTC LINK Regarding the Acceptance of Pro Music Rights, Inc.’s Financial Statements  In the summer of 2022, our company underwent a merger transaction, resulting in the historical and future financial statements of Pro Music Rights, Inc. becoming the financial statements of Music Licensing, Inc. This change was made pursuant to Section 351 of the Internal Revenue Code of 1986, as amended. We have duly informed the OTC Markets Group / OTC LINK (OTC) of this development, ensuring that they are aware of the change in our financial statements.  However, there is a risk that the OTC may not recognize or accept the financial statements of Pro Music Rights as the correct statements for our SEC reporting requirements. In such a scenario, the OTC may take retaliatory action by claiming that our company is not current in its SEC reporting, which could adversely affect our standing with the OTC and, consequently, our overall business operations.  We are actively working to maintain transparent communication with the OTC and relevant regulatory authorities to mitigate this risk. Nevertheless, there can be no assurance that the OTC will accept our position and not take any adverse action against our company. If the OTC were to take such action, it could result in a negative impact on our company’s reputation, investor confidence, and share price, which may materially and adversely affect our business, financial condition, and results of operations.

ITEM 3. DIRECTORS AND OFFICERS

Directors

Name	Position	Age	Term of Office	Approx. Hrs. per week
Jake Noch	Director	25	August 2022 – Present	Full Time
Vito Roppo	Director	35	August 2022 – Present	1
Paul Ring	Director	68	August 2022 – Present	1
Rodrigo Di Federico	Director	41	August 2022 – Present	Full Time
James R. Chillemi	Director	30	August 2022 – Present	1

Executive Officers

Name	Position	Age	Term of Office	Approx. Hrs. per week
Jake Noch	Chief Executive Officer	25	August 2022 – Present	Full Time
Rodrigo Di Federico	Chief Technology Officer	41	August 2022 – Present	Full Time

Jake Noch: Director, Chief Executive Officer

Mr. Noch founded Pro Music Rights or Music Licensing Inc. and served as its Chief Executive Officer, President, Chief Financial Officer, Secretary and Chairman of the Board since its formation in January 2018 and as Chairman and executive officer of the Company from August 2022 until the Company’s conversion to Music Rights, Inc., of which Jake Serves as the Chief Executive Officer and Director. In the prior five years, Mr. Noch has been the Manager of (i) Pro Music Rights Financial Group, LLC since October 2019; (ii) Pro Music Rights Distribution, LLC since June 2018; (iii) Pro Music Rights Publishing Group, LLC since July 5, 2018; (iv) YouTube Music Ads, LLC since February 2019; (v) Noch Financial Group, LLC since July 2019; (vi) Publishing Company A, LLC since April 2018; (vii) Publishing Company B, LLC since April 2018; (viii) Publishing Company C, LLC since April 2018; (ix) Dance Hall Distribution, LLC since September 2019; (x) AZO Technology, LLC since April 2019; (xi) Free Dope Gang Records, LLC since February 2017; (xii) Global Affiliates Information Technology, LLC since February 2017; (xiii) Global Affiliates Music Group, LLC since February 2017; (xiv) Melody Latina, LLC since February 2017; (xv) Global Affiliates Music Distribution, LLC since February 2017; (xvi) Global Affiliates Entertainment, LLC since February 2017; (xvii) Cartel Music Group, LLC since August 2017; and (xviii) Brazy Records, LCL since December 2017.

Vito Roppo: Director

Mr. Roppo serves as the Director of the Company and has held the position since August 2022. Prior to his role as Director of the Company, he served as the Director of Pro Music Rights from November 9, 2020 until August 2022. He provides competitive guidance and support through his experience in the music industry. He has been the senior partner at his law firm, Colosseum Counsel PLLC, since July 2015, which provide services to the music industry and its various participants, including various songwriters, publishers and composers, and has served as counsel for the Company and for Pro Music Rights since its inception in January 2018. He and his firm were primary drafter of a substantial number of the agreements the Company uses in its business. Mr. Roppo has extensive professional experience working with artists, songwriters, composers and publishers. His unique blend of business and professional experience in the music industry, including facilitating the structuring of licensing agreements. Further, Mr. Roppo is the Manager of 520208 LLC from November 2018, Vertical Integration Solutions, LLC since December 2020, World Harbor Resource, LLC since December 2020 and Real Systems, LLC since December 2020. His experience with his other companies provides the Company with invaluable business operations insight, corporate governance and information technology overview.

Paul Ring: Director

Mr. Ring serves as the Director of the Company and has held the position since August 2022. Previously, he served at various management capacities for Pro Music Rights since its inception in January 2018.  He has been the President and owner of Bungalo Records since January 2000, and has had a long tenure of success as President of two prominent record companies that have been distributed exclusively through Universal Music Group over the past 25 years. Mr. Ring’s tenure began in 1995 as President of Private Eye Records that had legendary artists such as Rick James, Cameo Gap Band, and James Brown. In 2000, he launched Bungalo Records, which has sustained a rich and diverse history of great artists and producers including Rodney Jerkins, DJ Quik Heavy D, The Game, Bones Thugz and Harmony, and Patti LaBelle to name a few. Mr. Ring provides valuable insight into the music industry from his experience at Bungalo Records. He has pointed knowledge of the structure of the music industry and how performance rights organizations, like the Company, interact with other service providers. His experience is expected to assist the Company understand the mechanics of its industry and how performance rights licenses and royalties are affected by different downstream users of musical compositions.

Rodrigo Di Federico: Director, Chief Technology Officer

Mr. Di Federico serves as the Director of the Company and has held the position since August 2022. He previously served as Pro Music Rights’s Head of Information Technology since its inception in January 2018. Mr. Di Federico has served as Manager of AZO Technology, LLC since April 2019. He was a software developer for Foundups Corp. from January 2020 through January 2015. He was a project manager at Faktory Systems from January 2015 through January 2018. He provides information technology guidance and support through his experience in the music industry. His experience with information technology provides broad analysis and insight to the Company with how to grow and sales solutions in today’s environment, including on how to make the licensing process more technologically seamless and onboarding songwriters, composers and publishers on a much more efficient scale. He is elected by the stockholders to a term of one year and serves until a successor is elected and qualified. Mr. Di Federico has served on PMR’s board of directors since November 2020.

James R. Chillemi: Director

Mr. Chillemi serves as the Director of the Company and has held the position since August 2022. He provides legal guidance and support through his experience in the music industry.  He is junior partner at his law firm, Colosseum Counsel PLLC, which provide services to the music industry and its various participants, including various songwriters, publishers and composers, and his firm had served as counsel for Pro Music Rights since Pro Music Rights’ inception in January 2018. Mr. Chillemi has worked in various capacities with Colosseum Counsel PLLC since June 2015, from legal assistant to junior partner thereof. He has focused his professional experience on music and licensing structuring and negotiations, and he provides the Company with his unique perspective on the music industry, given his experience with record labels, artists, songwriters, composers and publishers, including other music publishing companies. He and his firm were primary drafter of a substantial number of the agreements the Company uses in its business.

Term of Office

Directors of the Company are appointed to hold office until the next annual general meeting of stockholders or until removed from office in accordance with the Company’s Bylaws. Officers of the Company are appointed by the Board of Directors and hold office until removed by the Board, absent an employment agreement.

Family Relationships

No family relationships exist between or among Directors of Officers of the Company.

Legal Proceedings Disclosure

No director, person nominated to become a Director, Officer, promoter, or control person of the Company has, during the last ten years: (i) been convicted in or is currently subject to a pending a criminal proceeding (excluding traffic violations and other minor offenses); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking or commodities laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy or for the two years prior thereto.

COMPENSATION OF DIRECTORS AND EXECUTIVES

Name	Capacities in which Compensation was Received (FY2023)	Cash Compensation	Other Compensation (Cash Value)	Total Compensation (FY2023)
Jake Noch	Director	$0	$12,308,525	$12,308,525
Vito Roppo	Director	$0	$0	$0
Paul Ring	Director	$0	$0	$0
Rodrigo Di Federico	Director	$15,000	$0	$15,000
James R. Chillemi	Director	$0	$0	$0

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

We have determined beneficial ownership in accordance with rules of the Securities and Exchange Commission (“SEC”). The information does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership is based on 802,635,215 shares of common stock outstanding as of December 31, 2023. Due to the 3(a)(10), please refer to exhibit 5.

Title of Class	Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable[2]	Percent of Class
Common Stock	Jake P. Noch Family Office, LLC.(1)	undeterminable amount of Common Shares 3(a)(10) 1 Preferred J Class	0	80%
Common Stock	Vito Roppo(2)	12,415,750	0	1.55%
Common Stock	Paul Ring(3)	1,241,575	0	0.15%
Common Stock	Rodrigo Di Federico(4)	8,691,025	0	1.08%
Common Stock	James R. Chillemi(5)	1,241,575	0	0.15%

(1)	(3) (4) (5) 3811 Airport Pulling Road North, Suite 203, Naples, Florida 34105

(2)

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company entered into a court-approved 3(a)(10) with the Jake P. Noch Family Office, facilitating the compensation and other financial obligations through the issuance of shares. Furthermore, a bonus of $15,000 was awarded to Rodrigo for his exceptional contributions to the Company’s operations, recognizing his significant role and commitment.

ITEM 6. OTHER INFORMATION

None.

ITEM 7. FINANCIAL STATEMENT

Music Licensing, Inc.

Financial Statements

As of December 31, 2022 and 2023

INDEX TO AUDITED FINANCIAL STATEMENTS

Audit Report	Page F-2

Balance Sheet	Page F-4

Income Statement	Page F-5

Changes in Equity Statement	Page F-6

Cash Flow Statement	Page F-7

Notes to the Financial Statements	Page F-8

Annexure 1: Quarterly Balance Sheet for 2023	Page F-17

Annexure 2: Quarterly Income Statements for 2023	Page F-18

Annexure 3: Quarterly Cash Flow Statements for 2023	Page F-19

February 22, 2024

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Members of

Music Licensing, Inc.

3811 Airport-Pulling Rd.

Naples, FL 34105

REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of Music Licensing, Inc. as of December 31, 2022 and 2023 and the related statements of operations, changes in owner’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Music Licensing, Inc. as of December 31, 2022 and 2023 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

646-689-4725

cpa@cfaudits.com

Music Licensing, Inc.

Balance Sheet

As of December 31, 2022 and 2023

	2022	2023
ASSETS
Current Assets
Cash at Bank	996	415
Accounts Receivable	-	1,052,175,309
Allowance for Doubtful Account	-	(993,632,492)
Total Current Assets	996	58,543,232
Non-Current Assets
Copy Rights and Domain Names	45,135	205,135
Goodwill	3,550,601	3,550,601
Total Non-Current Assets	3,595,736	3,755,737
TOTAL ASSETS	3,596,732	62,298,968

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payables	92,197	405,769
Sales Tax Payable	4,535	4,535
Total Current Liabilities	96,732	410,304
Non-Current Liabilities
Convertible Notes Payable	-	12,308,525
Total Non-Current Liabilities	-	12,308,525
TOTAL LIABILITIES	96,732	12,718,829
Equity
Common Shares	3,566,945	802,635
Preferred Shares	-	-
Additional Paid-In Capital	14,284,057	17,095,119
Retained Earnings (Deficit)	(14,351,002)	31,682,385
TOTAL EQUITY	3,500,000	49,580,139
TOTAL LIABILITIES AND EQUITY	3,596,732	62,298,968

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Income Statement

As of December 31, 2022 and 2023

	2022	2023
Revenues
Sales	-	1,052,274,588
Total Revenues	-	1,052,274,588

Operating and Administrative Expenses
Accounting and Legal Fees	-	542,778
Wages and Salaries	-	12,000,000
Professional Fees	-	12,965
Advertising and Promotion	-	4,281
Dues and Subscriptions	-	688
Office and Utilities Expenses	-	32,999
Board of Directors Fees	-	15,000
Bad Debt Expense	-	993,632,492
Total Operating and Administrative Expenses	-	1,006,241,204

Non-Operating Income	-	4
Total Non-Operating Income	-	4

NET INCOME (LOSS)	-	46,033,387

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Changes in Equity Statement

As of December 31, 2022 and 2023

						Retained
	Common Shares		Preferred Shares		APIC*	Earnings	Total

Balance - December 31, 2021	66,945,290	66,945	273,666	374	14,039,661	(14,351,002)	(244,022)
Issued stock for the acquisition and merger of Pro Music Rights	35,000,000	3,500,000	-	-	-	-	3,255,978
Retirement of Stock	-	-	273,666	374	113,180	-	3,368,784
Capital Contributions During 2022	-	-	-	-	131,216	-	3,500,000
Net Income (Loss) - December 31, 2022	-	-	-	-	-	-	3,500,000
Balance - December 31, 2022	3,566,945,290	3,566,945	-	-	14,284,057	(14,351,002)	3,500,000
Issued Stock During 2023	-	-	1	-		-	3,500,000
Retirement for Shares During 2023	2,764,310,075	(2,764,310)	-	-	2,764,310	-	2,764,310
Capital Contributions During 2023	-	-	-	-	46,752	-	3,546,752
Net Income (Loss) - December 31, 2023	-	-	-	-	-	46,033,387	49,580,139
Balance - December 31, 2023	802,635,215	802,635	1	-	17,095,119	31,682,385	49,580,139

*	APIC = Additional Paid-In Capital

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Cash Flow Statement

As of December 31, 2022 and 2023

	2022	2023
Cash Flows from Operating Activities
Net Income	-	13,958,494
Adjustments to reconcile net loss to net cash used in operating activities:
Change in Accounts Receivables	-	(1,052,175,309)
Change in Accounts Payables	96,732	12,622,097
Bad Debt Expense	-	993,632,492
Net Cash Flow from Operating Activities	96,732	112,667

Cash Flows from Investing Activities
Investment in Royalties	-	(160,000)
Net Cash Flows from Investing Activities	-	(160,000)

Cash Flow by Financing Activities
Additional Paid-In Capital	(271,281)	52,826
Retirement of Common Shares	-	(6,074)
Net Cash Flow by Financing Activities	(271,281)	46,752

Net Change in Cash	(174,549)	(581)
Cash Balance at Beginning of the Year	175,545	996
CASH BALANCE AT END OF THE YEAR	996	415

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

NOTE 1: DESCRIPTION OF THE BUSINESS

Music Licensing, Inc. (“Music Licensing” or “the Company”) is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corp. There was a change of control in connection with the name change. As HempTech Corp, the Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

On August 15, 2022, the company signed an agreement with Pro Music Licensing, Inc. to acquire from the Shareholders its 1,409,500,000 shares of common stock, including 909,500,000 shares of class a common stock and 500,000,000 shares of class b common stock, which represent all of the issued and outstanding shares of common stock of Pro Music Licensing for 3,500,000,000 shares of common stock, $0.001 par value per share, of Music Licensing Inc.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc.

Pro Music which was recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc.

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock were increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

On December 31, 2022 the company executed a merger agreement in 2022 but are reflecting the accounting for the merger as of December 31, 2022 for simplicity, however exact date calculations may differ but Management does not believe such calculations are or would be material.

On Oct 25, 2023, the company has decided through its board of directors’ resolution to lower its authorized shares to 2,000,000,000 shares.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

NOTE 2 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience, and believes that those estimates and assumptions are reasonable based upon information available to them.

Cash

Cash are stated at cost which approximates fair value. The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar denominated investment accounts.

Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three- tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3—Unobservable inputs based on the Company’s own assumption.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s primary source of revenue is the monthly licensing subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer.

●	Identify the performance obligations in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as the performance obligation is satisfied.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Because tax laws are complex and subject to different interpretations, significant judgment is required. As a result, the Company makes certain estimates and assumptions in (i) calculating its income tax expense, deferred tax assets and deferred tax liabilities, (ii) determining any valuation allowance recorded against deferred tax assets and (iii) evaluating the amount of unrecognized tax benefits, as well as the interest and penalties related to such uncertain tax positions. The Company’s estimates and assumptions may differ significantly from tax benefits ultimately realized.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance.

NOTE 3: GOODWILL

ASC 350 defines goodwill as an intangible asset representing the excess of the purchase price of a business over the fair value of its identifiable net assets acquired in a business combination.

As a result of the acquisition of Pro Music Rights, Music Licensing issued 3,500,000,000 shares of common stock, $0.001 par value per share, which on the execution date and net asset value of the pro music rights was $(50,601), which resulted in a goodwill valued at $3,550,601. The Goodwill shall be assessed for impairment regularly, and the management decided that no impairment of the goodwill is required as of December 31, 2023.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

NOTE 4 – COPYWRITES, DOMAN NAMES AND ROYALTY STAKES

The Company is the owner for the exclusive rights to use these copyrights and domain names as intangible assets. As such, these assets do have an indefinite life. The Company reviews the currently held intangible assets on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working no impairment adjustment was considered necessary as of December 31, 2023.

On November 24, 2023, Music Licensing Inc. entered into a purchase agreement with AT&C Investments LLC, whereby Music Licensing Inc. acquired 100% of the rights, title, and interest in the songwriter/publisher’s share of all publishing royalties. The total consideration for this acquisition was U.S. $160,000.00. As of December 31, 2022 and 2023 The company’s intangible assets at the period end are categorized as follows:

	2022	2023
Copyrights	19,010	19,010
Domain Names	26,125	26,125
Royalty Stakes	-	160,000
	$45,135	$205,135

NOTE 5 - ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed- upon terms. The company generally does not require any security or collateral to support its receivables.

The Company has signed Business License Agreements with 617 Customers as of December 31, 2023 to license, on a non-exclusive basis, non-dramatic public performances of their copyrighted musical compositions. After signing the agreements, and based on the agreement terms, the company issues invoices to its customers for Minimum and Base License Fees and Per Usage Fees based on number of business locations. Total Amount that was invoiced to our customers as of December 31, 2023, is $1,052,311,712. Management believes that the contracts with the customers are legally enforceable as the provision and use of the services was provided. The agreements provide a clear obligation to pay a fixed monthly base license fee, plus any utilization fee.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

Management has begun an aggressive campaign to collect outstanding receivables during 2023. As part of the management efforts to manage outstanding accounts receivable, Music Licensing Inc. has engaged Gebeloff Law to initiate legal proceedings against certain customers who have failed to fulfill their payment obligations. The outcome of these legal proceedings is currently uncertain, and they may result in additional legal expenses. The company will closely monitor these proceedings and update the financial impact as more information becomes available.

Based on the above, management has decided to recognize of all the outstanding amounts as of December 31, 2023 totaling the amount of $1,052,274,588 and established an aggressive allowance for doubtful accounts for the amount of $993,632,492, which equal around 94.4% of the total outstanding receivables based on management estimation and legal advice.

NOTE 6 – ACCOUNTS PAYABLES

As of December 31, 2023 Music Licensing Inc. has reported an accounts payable balance of $405,769, which includes charges for legal and professional services. A portion of these charges is currently under dispute. The management engaged with Troutman Pepper Hamilton Sanders LLP to resolve these discrepancies. The outcome of these discussions may lead to adjustments in the reported accounts payable balance. The company is committed to ensuring that all expenses are justified and accurately reflect the services rendered.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

On June 25, 2023, Music Licensing Inc. entered into an Employment Agreement with Jake P. Noch, appointing him as Chief Executive Officer, Chairman of the Board of Directors, President, Secretary, and Interim Chief Financial Officer. The Agreement outlines various terms of employment, including duties, compensation, and termination provisions.

Compensation to Mr. Noch is structured in the form of a convertible note, allowing him to receive shares worth twelve million dollars ($12,000,000.00) upon conversion. The note remains valid until Mr. Noch realizes the full amount, and additional shares may be added to the convertible note as necessary. The timing of payments under this agreement is at the discretion of Mr. Noch and can be received in various increments (monthly, quarterly, or annually). Upon conversion of the note, the beneficiary of the shares may be either Mr. Noch or the Jake P. Noch Family Office LLC.

As of December 31, 2023, the total amount of the convertible note is $12,308,525 which compromises the annual salary amount of $12,000,000 and the total payments of $308,525 toward acquiring assets and payment of expenses from Jake P. Noch Family Office LLC.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

NOTE 8 – SHAREHOLDERS EQUITY

On November 20, 2023, the Board of Directors of Music Licensing Inc. adopted a resolution to:

1.	Create a new class of shares known as “Preferred J Class” shares. Only one share is authorized to be issued. Class J shares established to enhance strategic decision-making and safeguard the long-term interests of the company.

The key characteristics of the Preferred J Class shares are as follows:

1.1.	Voting Rights: Each Preferred J Class share is entitled to vote on all matters that common stock is entitled to vote on.

1.2.	Control: The Preferred J Class shares are intended to be exclusively held by Jake P. Noch or his affiliated entities.

1.3.	Voting Power: The Preferred J Class shares represent 80% of the total voting power across all classes of shares of the company.

1.4.	Other Rights and Preferences: The rights, preferences, privileges, and restrictions granted to or imposed on the Preferred J Class shares are as set forth in the Articles of Amendment to the Articles of Incorporation of the Company, which have been filed with the state of Nevada.

2.	As of December 31, 2023, there was 1 Preferred Class J share issued and outstanding.

3.	Convert the class A and Class B shares, and substitute them with class Common Shares, where the company is authorized to issue 2,000,000,000 for a par value of $0.001.

4.	As of December 31, 2023, there were 802,635,214 of common shares are issued and outstanding, and 2,764,310,075 of common shares was retired due to the above-mentioned decision.

NOTE 9 - YEAR-END ADDITIONS

Board Compensation

During the quarter ended December 31, 2023, the company paid a bonus of $15,000 to a member of its board of directors. This bonus was awarded in recognition of exceptional service and contributions made during a critical phase of the company’s development. This amount has been included in the line item ’Director’s fees’ under administrative expenses in our consolidated income statement for the period. The board member is not an employee of the company, and this payment is in line with the remuneration policy approved by the shareholders.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

Commitments and Contingencies

Revenue impact from Expiring Customer Agreement as of December 31, 2023, one of our significant customer agreements is scheduled to expire. This agreement, which has contributed materially to our revenue stream, is set to be concluded at the end of the 2023 fiscal year. The expiration of this agreement may lead to a change in our revenue composition in subsequent periods.

It is important to note that negotiations for the renewal of this agreement are anticipated. However, as of the reporting date, these negotiations have not commenced, and therefore, the outcome and potential terms of any renewed agreement remain uncertain. We have not included any assumptions regarding the renewal of this agreement in our revenue projections for the upcoming fiscal year.

The expiration of this agreement represents a contingency that could impact our future financial position and operating results. We are actively exploring various strategies to mitigate the potential revenue impact. However, given the uncertain nature of the agreement’s renewal, we are unable to predict the exact financial impact at this stage.

Employment Agreement with Jake P. Noch

On June 25, 2023, Music Licensing Inc. entered into an Employment Agreement with Jake P. Noch, appointing him as Chief Executive Officer, Chairman of the Board of Directors, President, Secretary, and Interim Chief Financial Officer. The Agreement outlines various terms of employment, including duties, compensation, and termination provisions.

Compensation to Mr. Noch is structured in the form of a convertible note, allowing him to receive shares worth twelve million dollars ($12,000,000.00) upon conversion. The note remains valid until Mr. Noch realizes the full amount, and additional shares may be added to the convertible note as necessary. The timing of payments under this agreement is at the discretion of Mr. Noch and can be received in various increments (monthly, quarterly, or annually). Upon conversion of the note, the beneficiary of the shares may be either Mr. Noch or the Jake P. Noch Family Office LLC.

This employment agreement is perpetual unless terminated according to its terms or voluntarily by either party. It also includes provisions for bonuses, vacation, business expenses, and a car allowance for Mr. Noch. In the event of termination, severance pay and share payments are specified in the Agreement.

The agreement is integral to our executive management structure and is critical in maintaining the leadership necessary for our strategic and operational directives. This Agreement has been approved by the Board of Directors and is in full compliance with our corporate governance policies.

Details of 3(a)(10) Agreement for Executive Compensation and Severance Package.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2022 and 2023

During the reporting period, Music Licensing Inc. entered into a 3(a)(10) agreement, as per the Securities Act of 1933, to facilitate the compensation of our executive, Jake P. Noch. This agreement is notable for its role in addressing both the executive salary and additional financial commitments as follows:

Executive Salary: The agreement provisions for an annual salary of $12 million for Jake P. Noch. This salary arrangement is primarily financed through the issuance of shares under the 3(a)(10) exemption, thereby minimizing cash outflows for the company.

Additional Executive Expenses: In addition to the salary, the agreement encompasses any additional expenses incurred by Jake P. Noch in the performance of his executive duties. These expenses are covered in a similar manner to the salary, primarily through the issuance of shares, allowing the company to manage cash resources effectively.

Severance Package: A key component of this agreement is an $18 million severance package for Jake P. Noch. This severance is structured to be payable under specific conditions outlined in the executive agreement, ensuring the company’s preparedness for potential future financial obligations.

The implementation of this agreement aligns with the company’s strategic financial management objectives. It provides a structure that allows for effective cash flow management while ensuring competitive executive compensation. This approach is reflective of our commitment to fiscal responsibility and strategic resource allocation.

The above-mentioned agreement and its terms are in compliance with the relevant securities regulations and have been duly approved by the appropriate legal channels. The financial implications of this agreement have been considered in our financial planning and reporting.

Purchase of Royalty Rights

On November 24, 2023, Music Licensing Inc. entered into a purchase agreement with AT&C Investments LLC, whereby Music Licensing Inc. acquired 100% of the rights, title, and interest in the songwriter/publisher’s share of all publishing royalties, excluding the songwriter’s share of public performance royalties, for a set of musical compositions as listed in Attachment A of the agreement. This acquisition includes rights under a previous purchase agreement between AT&C Investments LLC and Jasper Sheff Corp dated October 29, 2023. The total consideration for this acquisition was U.S. $160,000.00. This acquisition reflects the company’s strategic initiative to expand its portfolio of royalty-generating assets. The financial impact of this transaction has been reflected in the financial statements for the period ending December 31, 2023.

ANNEXURE 1: QUARTERLY BALANCE SHEET FOR 2023 (UNAUDITED)

	Q1 2023	Q2 2023	Q3 2023	Q4 2023
ASSETS
Current Assets
Cash at Bank	40,994	424	373	415
Accounts Receivable	758,647,490	851,913,042	950,033,004	1,052,175,309
Allowance for Doubtful Account	(718,988,014)	(806,479,012)	(897,959,738)	(993,632,492)
Total Current Assets	39,700,470	45,434,455	52,073,639	58,543,232
Non-Current Assets
Copy Rights and Domain Names	45,135	45,135	45,135	205,135
Goodwill	3,550,601	3,550,601	3,550,601	3,550,601
Total Non-Current Assets	3,595,736	3,595,736	3,595,736	3,755,737
TOTAL ASSETS	43,296,206	49,030,191	55,669,376	62,298,968

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payables	404,954	360,332	390,332	405,769
Sales Tax Payable	4,535	4,535	4,535	4,535
Total Current Liabilities	409,489	364,867	394,867	410,304
Non-Current Liabilities
Convertible Notes Payable	-	-	12,051,015	12,308,525
Total Non-Current Liabilities	-	-	12,051,015	12,308,525
TOTAL LIABILITIES	409,489	364,867	12,445,882	12,718,829

Equity
Common Shares	3,566,945	3,566,945	3,566,945	802,635
Preferred Shares	-	-	-	-
Additional Paid-In Capital	14,290,034	14,331,295	14,331,295	17,095,119
Retained Earnings (Deficit)	25,029,738	30,767,083	25,325,253	31,682,385
TOTAL EQUITY	42,886,717	48,665,324	43,223,494	49,580,139
TOTAL LIABILITIES AND EQUITY	43,296,206	49,030,191	55,669,376	62,298,968

ANNEXURE 2: QUARTERLY INCOME STATEMENTS FOR 2023 (UNAUDITED)

	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Revenues
Sales	758,721,192	93,279,443	98,120,936	1,052,274,588
Total Revenues	758,721,192	93,279,443	98,120,936	1,052,274,588

Operating and Administrative Expenses
Accounting and Legal Fees	350,692	35,178	64,361	92,548
Wages and Salaries	-	-	12,000,000	-
Professional Fees	-	7,028	-	5,937
Advertising and Promotion	-	-	-	4,281
Dues and Subscriptions	-	-	-	688
Office and Utilities Expenses	1,747	8,896	17,680	4,676
Board of Directors Fees	-	-	-	15,000
Bad Debt Expense	718,988,014	87,490,998	91,480,726	95,672,755
Total Operating and Admin. Expenses	719,340,453	87,542,100	103,562,767	95,795,885

Non-Operating Income	-	2	-	1
Total Non-Operating Income	-	2	-	1

NET INCOME (LOSS)	39,380,740	5,737,346	(5,441,830)	6,357,132

ANNEXURE 3: QUARTERLY CASH FLOW STATEMENTS FOR 2023 (UNAUDITED)

	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Cash Flows from Operating Activities
Net Income	39,380,740	5,737,346	(5,441,830)	6,357,132
Adjustments to reconcile net loss to net cash used in operating activities:
Change in Accounts Receivables	312,757	(44,622)	30,000	14,950
Change in Accounts Payables	(758,647,490)	(93,265,553)	(98,119,962)	(102,142,305)
Bad Debt Expense	718,988,014	87,490,998	91,480,726	95,672,755
Net Cash Flow from Operating Activities	34,021	(81,831)	(12,051,067)	(97,468)

Cash Flows from Investing Activities
Investment in Royalties	-	-	-	(160,000)
Net Cash Flows from Investing Activities	-	-	-	(160,000)

Cash Flow by Financing Activities
Additional Paid-In Capital	-	-	12,051,015	257,510
Retirement of Common Shares	5,978	41,261	-	-
Net Cash Flow by Financing Activities	5,978	41,261	12,051,015	257,510

Net Change in Cash	39,999	(40,570)	(52)	42
Cash Balance at Beginning of the Period	996	40,994	424	373
CASH BALANCE AT END OF THE PERIOD	40,995	424	373	415

ITEM 8. EXHIBITS.

Exhibit 1	Consent of Independent Registered Public Accounting Firm
Exhibit 2	Certificate of Amendment filed with the Nevada Secretary of State on November 11, 2023, with a certificate of correction in regards of the Preferred J class
Exhibit 3	Audited Financial Statement of year end of 2023.
Exhibit 4	Order from the court recognizing 3(a)10 Settlement
Exhibit 5	3(a)(10) Settlement Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. (Exact name of issuer as specified in its charter).

/s/ Jake P. Noch

MUSIC LICENSING, INC.

By Jake Noch, President and CEO

Date: March 21, 2024